UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: May 21, 2026

Commission File Number: 001-39307

Legend Biotech Corporation
(Translation of registrant's name into English)

2101 Cottontail Lane
Somerset, New Jersey 08873
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Legend Biotech Announces Presentations at ASCO 2026

On May 21, 2026, Legend Biotech Corporation (“Legend Biotech”) issued a press release announcing that it will present new data at the 2026 American Society of Clinical Oncology (“ASCO”) Annual Meeting, including a rapid oral presentation highlighting preliminary Phase 1 data for LB2102, its investigational DLL3-targeted CAR-T therapy for relapsed or refractory small-cell lung cancer (SCLC) and large-cell neuroendocrine carcinoma (LCNEC), and will also present new data on CARVYKTI® (ciltacabtagene autoleucel; cilta-cel).

Legend Biotech also announced in the press release that during the 2026 ASCO Annual Meeting taking place in Chicago, IL, Legend Biotech will host a live webcast event for investors on Sunday, May 31, 2026, at 6:15 PM CT, where Ying Huang, Ph.D., Chief Executive Officer, will host expert clinicians as they review how CARVYKTI is transforming the multiple myeloma treatment landscape.

The press release is attached to this Form 6-K as Exhibit 99.1.

This report on Form 6-K is hereby incorporated herein by reference in the registration statements of Legend Biotech on Form F-3 (Nos. 333-278050, 333-272222, and 333-257625) and Form S-8 (No. 333-239478 and 333-283217), to the extent not superseded by documents or reports subsequently filed.

EXHIBIT INDEX

Exhibit	Title

99.1	Press Release, dated May 21, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Legend Biotech Corporation
(Registrant)

Date: May 21, 2026	/s/ Ying Huang
Ying Huang, Ph.D.
Chief Executive Officer